

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 15, 2009

<u>**Via U.S. Mail and Facsimile (702) 784-7601**</u>
Mr. Carlos Alcantara
Chief Executive Officer
Alcantara Brands Corporation
3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV 89169

> **Re: Alcantara Brands Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed September 18, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed October 27, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed December 9, 2009**
> **File No. 333-149804**

Dear Mr. Alcantara:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief

cc: Donald J. Stoecklein, Esq., Stoecklein Law Group (619-704-1325)